SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE

CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

January 27, 2017

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         John Dana Brown

Re:	Rockwell Collins, Inc.
Amendment No. 1 to the
Registration Statement on Form S-4
Filed January 10, 2017
File No. 333-214774

Ladies and Gentlemen:

This letter responds to the comments contained in the Staff’s comment letter dated January 25, 2017 with respect to Rockwell Collins, Inc.’s (“Rockwell Collins”) Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2017 and is submitted on behalf of Rockwell Collins. For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. The registrant’s response to each comment immediately follows the applicable comment.

Selected Transactions Analysis, page 88

1.                                      We note your response to our prior comment 22, and we re-issue in part. Please disclose whether any transactions involving analogous target companies were excluded from the analysis and, if so, the reasons for the exclusions.

In response to the Staff’s comment, Rockwell Collins respectfully informs the Staff that B/E Aerospace, Inc. has been advised by Citigroup Global Markets Inc. (“Citigroup”) and Goldman, Sachs & Co. (“Goldman Sachs”) that, while none of the companies that participated in the selected transactions in the aerospace and defense industry since September 2011 that are listed in the table on page 88 are directly comparable to B/E Aerospace, the target companies operate in the aerospace and defense industry and have other characteristics that, for the purposes of analysis, may be considered similar to B/E Aerospace, including results, market size or product profile.  Rockwell Collins respectfully informs the Staff that B/E Aerospace has been advised by Goldman Sachs and Citigroup that no transactions were excluded from this analysis that, in Citigroup and Goldman Sachs’ judgment, met the foregoing criteria.

Litigation Relating to the Merger, page 123

2.                                      Please provide us with copies of the complaints related to the litigation matters discussed in this section.

Copies of the complaints filed related to the litigation matters have been provided to the Staff on a supplemental basis.

****

Please do not hesitate to contact the undersigned at (312) 407-0784 with any questions or comments you may have.

Very truly yours,

/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.

cc:	Robert K. Ortberg
Chief Executive Officer
Rockwell Collins